Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

WEIBO CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for par value)

	As of
	December 31,	September 30,
	2022	2023
ASSETS
Current assets:
Cash and cash equivalents	$2,690,768	$2,455,007
Short-term investments	480,428	314,629
Accounts receivable due from third parties, net of allowances of US$37,625 and US$41,461 as of December 31, 2022 and September 30, 2023, respectively	378,500	342,892
Accounts receivable due from Alibaba, net of allowances of nil and nil as of December 31, 2022 and September 30, 2023, respectively (Note 10)	75,347	52,307
Accounts receivable due from other related parties, net of allowances of US$555 and nil as of December 31, 2022 and September 30, 2023, respectively (Note 10)	48,596	38,870
Prepaid expenses and other current assets (including loans to and interest receivable from other related parties of US$110,000 and US$100,000 as of December 31, 2022 and September 30, 2023, respectively)	391,502	374,940
Amount due from SINA (Note 10)	487,117	497,108
Total current assets	4,552,258	4,075,753
Property and equipment, net	249,553	216,765
Operating lease assets	190,368	169,223
Intangible assets, net	125,072	104,814
Goodwill	120,151	113,614
Long-term investments	993,630	1,283,578
Other non-current assets (including loans to and interest receivable from a related party of US$454,912 and US$338,386 as of December 31, 2022 and September 30, 2023, respectively)	898,422	746,790
Total assets	$7,129,454	$6,710,537
LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$161,029	$156,243
Accrued and other liabilities	913,984	597,531
Operating lease liability, short-term	9,694	9,077
Income taxes payable	55,282	74,887
Deferred revenues	79,949	79,028
Unsecured senior notes	—	798,991
Total current liabilities	1,219,938	1,715,757
Long-term liabilities
Unsecured senior notes	1,540,717	743,453
Long-term loans	880,855	888,947
Deferred tax liability	41,694	37,644
Operating lease liability, long-term	55,710	44,783
Other non-current liabilities	—	2,503
Total long-term liabilities	2,518,976	1,717,330
Total liabilities	$3,738,914	$3,433,087

Commitments and contingencies (Note 14)

Redeemable non-controlling interests (Note 15)	45,795	59,296

Shareholders’ equity:
Ordinary shares: $0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized; 237,242 shares (including 142,417 Class A ordinary shares and 94,825 Class B ordinary shares) and 236,248 shares (including 148,426 Class A ordinary shares and 87,822 Class B ordinary shares) issued and outstanding as of December 31, 2022 and September 30, 2023, respectively.	$59	$58
Treasury Stock (3,056 and nil shares as of December 31, 2022 and September 30,2023, respectively)	(57,682)	—
Additional paid-in capital	1,445,519	1,404,109
Accumulated other comprehensive loss	(102,740)	(301,364)
Retained earnings	2,045,094	2,104,326
Total Weibo shareholders’ equity	3,330,250	3,207,129
Non-controlling interests	14,495	11,025
Total shareholders’ equity	3,344,745	3,218,154
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$7,129,454	$6,710,537

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WEIBO CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except per share data)

	Nine Months Ended September 30,
	2022	2023
Revenues:
Advertising and marketing revenues
Third parties	$1,060,245	$1,006,122
Alibaba (Note 10)	64,924	66,717
SINA (Note 10)	47,979	33,051
Other related parties (Note 10)	32,958	24,385
	1,206,106	1,130,275
Value-added services revenues	182,228	165,894
Total revenues	1,388,334	1,296,169
Costs and Expenses
Cost of revenues	294,498	274,123
Sales and marketing	354,442	321,695
Product development	315,862	266,385
General and administrative	93,358	80,037
Impairment of intangible assets	10,176	—
Total costs and expenses	1,068,336	942,240
Income from operations	319,998	353,929
Loss from equity method investments	(1,220)	(5,716)
Realized gain (loss) from investments	166	(1,184)
Fair value changes through earnings on investments, net	(273,950)	17,594
Investment related impairment and provision	(35,743)	(23,360)
Interest income	76,747	88,745
Interest expense	(53,255)	(88,010)
Other loss, net	(44,037)	(478)
Income (loss) before income tax expenses	(11,294)	341,520
Less: Income tax expenses	48,978	72,709
Net income (loss)	$(60,272)	$268,811
Less: Net income (loss) attributable to non-controlling interests	(3,911)	1,287
Accretion to redeemable non-controlling interests	—	8,156
Net income (loss) attributable to Weibo’s shareholders	$(56,361)	$259,368

Net income (loss)	$(60,272)	$268,811
Other comprehensive income (loss)
Currency translation adjustments (for which there were no taxes)	(363,238)	(199,507)
Total comprehensive income (loss)	$(423,510)	$69,304
Less: Comprehensive income (loss) attributable to non-controlling interests and redeemable non-controlling interests	(6,591)	8,560
Comprehensive income (loss) attributable to Weibo’s shareholders	$(416,919)	$60,744
Shares used in computing net income (loss) per share attributable to Weibo’s shareholders:
Basic	235,543	235,307
Diluted	235,543	237,817
Income (loss) per share:
Basic	$(0.24)	$1.10
Diluted	$(0.24)	$1.09

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WEIBO CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars)

						Accumulated
					Additional	Other		Non-	Total
	Ordinary Shares		Treasury Stock		Paid-In	Comprehensive	Retained	controlling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Earnings	Interests	Equity
Balance at December 31, 2021	236,553	$59	—	$—	$1,477,291	$156,932	$1,959,539	$27,577	$3,621,398
Issuance of ordinary shares pursuant to stock plan	2,052	—	—	—	—	—	—	—	—
Shares returned from underwriters for settlement of over-allocations	(1,650)	—	—	—	—	—	—	—	—
Repurchase of American depositary shares (“ADSs”)	—	—	(3,056)	(57,682)	—	—	—	—	(57,682)
Non-cash stock-based compensation	—	—	—	—	95,854	—	—	—	95,854
Net loss	—	—	—	—	—	—	(56,361)	(3,911)	(60,272)
Net loss attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	3,529	3,529
Compensation cost to non-controlling interest shareholders	—	—	—	—	—	—	—	1,368	1,368
Purchase of a subsidiary’s shares from non-controlling shareholders	—	—	—	—	(270)	—	—	(5,136)	(5,406)
Currency translation adjustments	—	—	—	—	—	(360,558)	—	(2,680)	(363,238)
Balance at September 30, 2022	236,955	$59	(3,056)	$(57,682)	1,572,875	(203,626)	1,903,178	20,747	3,235,551

Balance at December 31, 2022	237,242	$59	(3,056)	$(57,682)	$1,445,519	$(102,740)	$2,045,094	$14,495	$3,344,745
Issuance of ordinary shares pursuant to stock plan	2,062	—	—	—	—	—	—	—	—
Retirement of repurchased American depositary shares (“ADSs”)	(3,056)	(1)	3,056	57,682	(57,681)	—	—	—	—
Non-cash stock-based compensation	—	—	—	—	85,057	—	—	—	85,057
Net income	—	—	—	—	—	—	259,368	1,287	260,655
Changes due to investment in INMYSHOW	—	—	—	—	(71,695)	—	—	—	(71,695)
Contribution from non-controlling interest shareholders	—	—	—	—	3,869	—	—	—	3,869
Purchase of a subsidiary’s shares from non-controlling shareholders	—	—	—	—	(960)	—	—	(3,902)	(4,862)
Acquisition of a subsidiary with non-controlling interests	—	—	—	—	—	—	—	28	28
Dividends to shareholders	—	—	—	—	—	—	(200,136)	—	(200,136)
Currency translation adjustments	—	—	—	—	—	(198,624)	—	(883)	(199,507)
Balance at September 30, 2023	236,248	$58	—	$—	$1,404,109	$(301,364)	$2,104,326	$11,025	$3,218,154

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WEIBO CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Nine Months Ended September 30,
	2022	2023
Cash flows from operating activities:
Net income (loss)	$(60,272)	$268,811
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,292	43,802
Stock-based compensation	88,336	79,383
Amortization of operating lease assets	8,637	10,150
Non-cash compensation cost to non-controlling interest shareholders	15,587	8,281
Provision of allowance for credit losses	3,940	7,255
Deferred income taxes	(22,647)	(2,397)
Foreign currency exchange loss	53,816	5,523
Loss from equity method investments	1,220	5,716
Dividend received from equity method investments	5,742	771
(Gain) loss on sale of investments	(166)	1,184
Fair value changes through earnings on investments, net	273,950	(17,594)
Investment related impairment and provision	35,743	23,360
Impairment of intangible assets	10,176	—
Gain on disposal of property and equipment	(212)	(360)
Amortization of issuance cost of convertible debt, unsecured senior notes and long-term loans	4,833	4,819
Changes in assets and liabilities:
Accounts receivable due from third parties	136,863	8,203
Accounts receivable due from Alibaba	35,779	19,663
Accounts receivable due from other related parties	(7,417)	7,838
Prepaid expenses and other current assets	(24,054)	(343)
Other non-current assets	(15,916)	(9,327)
Accounts payable	(20,539)	18,528
Accrued and other liabilities	(93,050)	(50,751)
Amount due from SINA	(17,384)	2,329
Deferred revenues	5,826	3,822
Operating lease liabilities	(8,218)	(7,244)
Income taxes payable	(47,901)	23,211
Net cash provided by operating activities	404,964	454,633
Cash flows from investing activities:
Purchases of bank time deposits and wealth management products	(198,460)	(348,109)
Maturities of bank time deposits and wealth management products	697,873	500,740
Investment in and prepayment on long-term investments	(176,999)	(598,681)
Proceeds from disposal of/refund of prepayment on long-term investments	79,877	341,905
Proceeds from disposal of property and equipment	213	371
Purchases of property and equipment	(27,868)	(29,271)
Prepayment for purchase of SINA Plaza	(153,572)	—
Loan to SINA	(830,763)	(829,984)
Repayment of loan by SINA	832,394	803,417
Payment for acquisitions, net of cash acquired	(6,324)	(222,818)
Prepayment to agent for share repurchase	(2,318)	—
Return of prepayment to agent for share repurchase	—	2,318
Net cash provided by (used in) investing activities	214,053	(380,112)
Cash flows from financing activities:
Payments for issuance costs of global offering	(8,414)	(19)
Proceeds from long-term loans, net of issuance costs	—	5,000
Payments for issuance costs of long-term loans	—	(18)
Payments to non-controlling shareholders	(5,406)	(4,028)
Payments for share repurchases	(57,682)	—
Dividends paid to shareholders	—	(200,130)
Net cash used in financing activities	(71,502)	(199,195)
Effect of exchange rate changes on cash and cash equivalents	(212,317)	(111,087)
Net increase (decrease) in cash and cash equivalents	335,198	(235,761)
Cash and cash equivalents at the beginning of the period	2,423,703	2,690,768
Cash and cash equivalents at the end of the period	$2,758,901	$2,455,007
Supplemental disclosures of cash flow information:
Cash paid for interest expenses on convertible debt/unsecured senior notes/long-term loans	$(58,937)	$(95,928)
Cash paid for income taxes	$(119,763)	$(51,001)
Non-cash investing and financing activities:
Property and equipment in accounts payable	$7,148	$4,006
Unpaid consideration for acquisition	$—	$455
Unpaid consideration for purchase of a subsidary's non-controlling interests	$—	$822

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Operations

Weibo Corporation (“Weibo” or the “Company”) is a leading social media platform in China for people to create, discover and distribute content. By providing a simple and inspirational way for people and organizations in China and the global Chinese communities to publicly express themselves in real time, interact with others on a platform with vast scale and stay connected with the world, Weibo has had a profound social impact in China. Launched in 2009, Weibo has been committed to enabling faster, easier, and richer connection among people and has become an integral part of many of Weibo users’ daily lives.

Incorporated in the Cayman Islands, Weibo Corporation is a controlled subsidiary of Sina Corporation (the “Parent” or “SINA”). In April 2014, the Company completed an initial public offering (the “IPO”) and received US$306.5 million in net proceeds. Immediately prior to the completion of the IPO, all the ordinary shares held by SINA was converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders was converted into an equal number of the Class A ordinary shares, and all of its outstanding preferred shares was automatically converted into Class A ordinary shares. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to three votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

In December 2021, the Company successfully listed its Class A ordinary shares on the main board of the Hong Kong Stock Exchange. Net proceeds from the offering, after deducting estimated underwriting fees and other offering expenses, were US$178.4 million.

Weibo Corporation is an exempted company with limited liability under the laws of the Cayman Islands. WB Online and Weibo HK are wholly owned subsidiaries of the Company, and Weibo Technology, a wholly foreign-owned enterprise, (“the WFOE”), is a subsidiary of Weibo HK. The operation of Weibo business is carried out by various subsidiaries and variable interest entities (“VIE”) of the Company. The Company’s VIEs and VIEs’ subsidiaries are controlled by the WFOE through a series of contractual agreements. Weibo Corporation, its subsidiaries, VIEs and VIEs’ subsidiaries together are referred to as “the Group”.

The following sets forth the Company’s major subsidiaries, major VIEs and major VIEs’ subsidiary:

			Percentage of
			Direct/
			Indirect
	Date of	Place of	Economic
Company	Incorporation	Incorporation	Interest
Major Subsidiaries
Weibo Hong Kong Limited (“Weibo HK”)	July 19, 2010	Hong Kong	100%

Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology” or “the WFOE”)	October 11, 2010	PRC	100%

WB Online Investment Limited (“WB Online”)	June 5, 2014	Cayman Islands	100%

Hangzhou Weishichangmeng Advertising Co., Ltd. (“Weishichangmeng”)	September 25,2018	PRC	100%

Major VIEs
Beijing Weimeng Technology Co., Ltd (“Weimeng”)	August 9, 2010	PRC	99%

Beijing Weimeng Chuangke Investment Management Co., Ltd. (“Weimeng Chuangke”)	April 9, 2014	PRC	100%

Intellectual Property License Agreement.

The intellectual property license agreement was entered into by and between SINA and the Company in April 2013. Under this agreement, SINA granted the Company and its subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sub licensable, non-transferable, limited, exclusive license of certain trademarks and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. The Company granted SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sub licensable, non-transferable limited license of certain of the Company’s intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue to be in effect unless and until terminated as provided in the agreement.

Transactions between SINA and Weibo

Accounts receivable directly related to Weibo but for which SINA will receive payments and remit payments to the Group, as well as accounts receivable directly from SINA, are included in the amount due from SINA. Liabilities directly related to Weibo but for which SINA will make payments and receive reimbursements from the Group, as well as liabilities directly to SINA, are included in the amount due to SINA. The amount due from/to SINA is presented as an offsetting balance on the Group’s unaudited interim condensed consolidated balance sheets. Loans from SINA are presented under cash flow from financing activities, whereas loans to SINA are presented under investing activities in the unaudited interim condensed consolidated statements of cash flows. Cash payment for billings from SINA for costs and expenses allocated to the Group is presented under operating activities in the unaudited interim condensed consolidated statements of cash flows. The Group’s unaudited interim condensed consolidated statements of comprehensive income contain all the related costs and expenses of the Weibo business, including allocation to the cost of revenues, sales and marketing expenses, product development expenses, and general and administrative expenses, which are incurred by SINA but related to the Weibo business. These allocations were based on proportional cost allocation by considering proportion of the revenues, infrastructure usage metrics and labor usage metrics, among other things, attributable to the Group and are made on a basis considered reasonable by mutual managements.

Total costs and expenses allocated from SINA were as follows:

	Nine Months Ended September 30,
	2022	2023

	(In thousands)
Cost of revenues	$13,124	$9,748
Sales and marketing	1,508	—
Product development	9,432	5,108
General and administrative	11,946	13,104
	$36,010	$27,960

While the costs and expenses allocated to the Group for these items are not necessarily indicative of the costs and expenses that would have been incurred if the Group had transactions with independent third party suppliers directly or hired more employees, the Company does not believe that there is any significant difference between the nature and amounts of these allocated costs and expenses and the ones that would have been incurred if the Group had transactions with independent third party suppliers directly or hired more employees.

Consolidation

The unaudited interim condensed consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, VIEs, of which the Company is the primary beneficiary, and VIEs’ subsidiaries. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Group provides a substantial amount of its services in China via the VIEs, which hold critical operating licenses that enable the Group to do business in China. Most of the Group’s revenues, costs and expense, and net income before intercompany transactions in China were generated directly or indirectly through the VIEs and VIEs’ subsidiaries. The Company relies on contractual arrangements among its PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs and VIEs’ subsidiaries and the Group has determined that Weibo Technology, the WFOE, is the primary beneficiary of the VIEs through its contractual arrangements with the VIEs. Accordingly, the Company has consolidated the VIEs’ results of operations and assets and liabilities in the Group’s financial statements pursuant to the United States Generally Accepted Accounting Principles (“US GAAP”) for all the periods presented.

Shareholders of the VIEs are certain nominee shareholders from the Company or SINA. The capital for their investments in the VIEs is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIEs during consolidation. Each shareholder of the VIEs has agreed to transfer their equity interest in the VIEs to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs, including without limitation the right to appoint all directors of the VIEs, has been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIEs under which Weibo Technology provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, the shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology. As of December 31, 2022 and September 30, 2023, the total amounts of interest-free loans to the VIEs’ shareholders were US$84.8 million and US$80.2 million, respectively, which were all eliminated in consolidation. The VIEs and VIEs’ subsidiaries had accumulated deficit of US$150.8 million and US$168.4 million as of December 31, 2022 and September 30, 2023, respectively, which were included in the Group’s unaudited interim condensed consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which are included in the Group’s unaudited interim condensed consolidated balance sheets and unaudited interim condensed consolidated statements of comprehensive income:

	As of
	December 31,	September 30,
	2022	2023

	(In thousands)
Total assets	$2,271,254	$1,908,636
Total liabilities	$2,305,656	$1,948,547

	Nine Months Ended September 30,
	2022	2023

	(In thousands)
Total revenues	$1,144,564	$1,121,943
Net loss	$(75,066)	$(17,589)

	Nine Months Ended September 30,
	2022	2023

	(In thousands)
Net increase (decrease) in cash and cash equivalents	$345,470	$(136,597)

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Weibo Technology and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, except for the registered capital and non-distributable reserve funds of the VIEs and VIEs’ subsidiaries, amounting to US$228.0 million and US$203.4 million as of December 31, 2022 and September 30, 2023, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. The total amount of costs and expenses allocated from SINA to the VIEs was US$3.4 million and US$4.9 million for the nine months ended September 30, 2022 and 2023, respectively.

The VIEs hold assets with no carrying value in the consolidated balance sheets that are important to the Company’s ability to produce revenue (referred to as unrecognized revenue-producing assets). Unrecognized revenue-producing assets held by the VIEs include the Internet Content Provision License, the Online Culture Operating Permit, the domain names of Weibo.com, Weibo.cn and Weibo.com.cn and so on. Recognized revenue-producing assets held by the VIEs include game technology, supplier-relationship contracts, and trademark and domain names, which were acquired through the previous acquisitions. Unrecognized revenue-producing assets, including customer lists relating to advertising and marketing services, membership, and game-related services, as well as trademarks, are also held by Weibo Technology.

The following is a summary of the VIE agreements with Weimeng. The VIE agreements with Weimeng Chuangke are substantially the same as those described below:

Loan Agreements. Weibo Technology has granted interest-free loans to the shareholders of Weimeng, who are senior officers of the Group or SINA, but not the controlling shareholders of SINA, with the sole purpose of providing funds necessary for those shareholders to make capital injections to Weimeng. The term of the loans is 10 years and Weibo Technology has the right, at its own discretion, to shorten or extend the term of the loans if necessary. In the consolidated financial statements, these loans are eliminated with the capital of Weimeng during consolidation.

Share Transfer Agreements. Each shareholder of Weimeng has granted Weibo Technology an option to purchase his shares in Weimeng at a purchase price equal to the amount of capital injection. Weibo Technology may exercise such option at any time until it has acquired all shares of Weimeng, subject to applicable PRC laws. The options will be effective until the earlier of (i) Weibo Technology and the shareholders of Weimeng have fully performed their obligations under these agreements, and (ii) Weibo Technology and the shareholders of Weimeng agree in writing to terminate these agreements.

Loan Repayment Agreements. Each shareholder of Weimeng has agreed with Weibo Technology that the interest-free loans under the loan agreements shall only be repaid through share transfers. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment. These agreements will be effective until the earlier of (i) Weibo Technology and the shareholders of Weimeng have fully performed their obligations under these agreements, and (ii) Weibo Technology and the shareholders of Weimeng agree in writing to terminate these agreements.

Agreement on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of Weimeng has authorized Weibo Technology to exercise all his voting power as a shareholder of the applicable VIE on all matters requiring shareholders’ approval under PRC laws and regulations and the articles of association of Weimeng, including without limitation to the appointment of directors, transfer, mortgage or dispose of Weimeng’s assets, transfer of any equity interest in Weimeng, and merger, split, dissolution and liquidation of Weimeng. The authorizations are irrevocable and will not expire until Weimeng dissolves.

Share Pledge Agreements. Each shareholder of Weimeng has pledged all of his shares in Weimeng and all other rights relevant to his rights in those shares to Weibo Technology as security for his obligations to pay off all debts to Weibo Technology under the loan agreement. In the event of default of such obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of the agreements, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the third anniversary of the due date of the last guaranteed debt, (ii) Weimeng and its shareholders have fully performed their obligations under these agreements, and (iii) Weibo Technology consents to terminate these agreements.

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement. Weimeng has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for Weimeng’s online advertising and other related businesses. Under the exclusive sales agency agreement, Weimeng has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by Weimeng. Due to its control over Weimeng, Weibo Technology has the right to determine the service fee to be charged to Weimeng under these agreements by considering, among other things, the technical complexity of the services, the actual cost that may be incurred for providing such services, the operations of Weimeng, applicable tax rates, planned capital expenditure and business strategies. These agreements can only be prematurely terminated by Weibo Technology, and will not expire until Weimeng dissolves. Under the trademark license agreement, Weibo Technology has granted Weimeng trademark licenses to use the trademarks held by or licensed to Weibo Technology in specific areas, and Weimeng is obligated to pay license fees to Weibo Technology. The term of this agreement is one year and is automatically renewed provided there is no objection from Weibo Technology.

Spousal Consent Letters. Each of the spouses of the shareholders of Weimeng signed the spousal consent letters. The shareholders, except for the third party minority stakeholder, collectively hold 99% equity interest in Weimeng. Pursuant to the spousal consent letters, each signing spouse unconditionally and irrevocably agreed that the spouse is aware of the abovementioned loan agreements, share transfer agreements, loan repayment agreements, agreement on authorization to exercise shareholder’s voting power and share pledge agreements and has read and understood the contractual arrangements. Each signing spouse has committed not to make any assertions in connection with the equity interests of the relevant shareholder’s interest in Weimeng, to execute all necessary documents and take all necessary actions to ensure appropriate performance of the abovementioned agreements, and, if the spouse obtains any equity interests of Weimeng, to be bound by the abovementioned agreements, comply with the obligations thereunder as a shareholder of Weimeng and sign a series of written documents in substantially the same format and content as the abovementioned agreements.

These VIE agreements provide Weibo Technology with the power to direct the activities that most significantly affect the economic performance of the Group’s consolidated VIEs and enable the Group to receive substantially all of the economic benefits generated by them. For the nine months ended September 30, 2022 and 2023, the total amount of service fees that Weibo Technology charged to Weimeng under these service agreements and trademark license agreement was US$556.2 million and US$526.4 million, respectively, which were based on the actual cost incurred from providing the services and the cash position and operations of Weimeng, which were all eliminated in consolidation.

Weibo Technology, Weimeng Chuangke and Weimeng Chuangke’s shareholders have entered into contractual arrangements which contain agreements and terms substantially similar to Weibo Technology’s contractual arrangements with Weimeng and Weimeng’s shareholders described above.

Minority Investment in Weimeng

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd., a subsidiary of a state-owned enterprise, China Internet Investment Fund Management Co., Ltd., which is owned by several state-owned enterprises, made an investment of approximately RMB10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. Such third party minority stake holder is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Weimeng’s three-member board of directors, and veto rights over certain matters related to content decision, and certain future financings of Weimeng.

The third party minority stake holder is not a party to the contractual arrangements mentioned above that are currently in effect among Weimeng, Weibo Technology and Weimeng’s other shareholders. As such, despite the fact that the Company is still able to enjoy economic benefits and exercise effective control over Weimeng and its subsidiaries, the Company is not able to purchase or have the third party minority stake holder pledge its 1% equity interests in Weimeng in the same manner as agreed under existing contractual arrangements, nor is it granted the authorization of voting rights over these 1% equity interests. The Company believes Weibo Technology, the wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Weimeng as it continues to have a controlling financial interest in Weimeng pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

The Company believes that the contractual arrangements among the WFOE, VIEs and VIEs’ shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements. The Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.

2.	Significant Accounting Policies

Basis of presentation

In the opinion of the Company, the accompanying unaudited interim condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of September 30, 2023, its results of operations and cash flows for the nine months ended September 30, 2022 and 2023. The consolidated balance sheet as of December 31, 2022, was derived from audited annual financial statements included in the Company’s Annual Report on Form 20-F filed on April 27, 2023, but does not contain all of the footnote disclosures from the annual financial statements.

The preparation of the Group’s unaudited interim condensed consolidated financial statements is in conformity with U.S. GAAP. The unaudited interim condensed consolidated financial statements include the accounts of Weibo, its wholly owned subsidiaries, VIEs, and VIEs’ subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of estimates

Conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the unaudited interim condensed consolidated financial statements and accompanying notes. These estimates form the basis for judgments the management makes about the carrying values of the assets and liabilities, which are not readily apparent from other sources. U.S. GAAP requires making estimates and judgments in several areas, including, but not limited to, the basis of consolidation, revenue recognition, fair value accounting, income taxes, long-term investments, goodwill and other long-lived assets, allowances for credit losses, stock-based compensation, the estimated useful lives of assets, convertible debt, business combination, and foreign currency. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

Revenue recognition

Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations.

The Group does not believe that significant management judgments are involved in revenue recognition, but the amount and timing of the Group’s revenues could be different for any period if management made different judgments. Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volume of each individual agent with reference to their historical results. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting estimated sales rebates and net of value-added tax (“VAT”) under ASC 606. The Group believes that there will not be significant changes to its estimates of variable consideration.

The Group considers the ultimate beneficiary of its online advertising services as an “advertiser,” meaning the party whose products, brand awareness or marketing activities benefited from the execution of advertisement. The Group considers a party that it enters into an advertisement service contract with as its “customer” from accounting perspective. As such, the Group treats an advertising agency who enters into an advertisement service contract with it as a customer, and such advertising agency may represent and serve multiple advertisers. If an advertiser directly enters into an advertisement service contract with the Group, it will treat such advertiser also as a customer.

Revenue disaggregated by revenue source for the nine months ended September 30, 2022 and 2023 consists of the following:

	Nine Months Ended September 30,
	2022	2023

	(In thousands)
Advertising and marketing revenues	$1,206,106	$1,130,275
Value-added services revenues	182,228	165,894
Total revenues	$1,388,334	$1,296,169

The Group enters into contracts with its customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within the Group’s contracts vary by the type and location of its customers and products or services purchased, the substantial majority of which are due in less than one year. Deferred revenues related to unsatisfied performance obligations at the end of the period are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as membership and virtual currency or in-game virtual items sold for game related services. The deferred revenues are recognized based on customers’ consumption or amortized on a straight-line basis when the services are delivered evenly through the service period for different products/services. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period.

Practical Expedients and Exemptions

The Group generally expenses sales commissions when incurred because the amortization period is generally one year or less. These costs are recorded within sales and marketing expenses.

Advertising and marketing revenues

Advertising and marketing revenues are derived principally from online advertising, including social display ads and promoted marketing. Social display ad arrangements allow customers to place advertisements on particular areas of the Group’s platform or website in particular formats and over particular periods of time, which is typically no more than three months. The Group enters into cost per mille (“CPM”), or cost per thousand impressions, advertising arrangements with the customers, under which the Group recognizes revenues based on the number of times that the advertisement has been displayed. The Group also enters into cost per day (“CPD”) advertising arrangements with customers, under which the Group recognizes revenues ratably over the contract periods. Promoted marketing arrangements are primarily priced based on CPM. Under the CPM model, customers are obligated to pay when the advertisement is displayed.

The Group’s majority revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates. The agency rebates are accounted for as variable consideration and are estimated during interim periods based on estimated annual revenue volume of each individual agent with reference to their historical results, which involves accounting judgment. The Group believes its estimation approach in variable consideration results in revenue recognition in a manner consistent with the underlying economics of the transaction.

The Group’s contracts with customers may include multiple performance obligations, which primarily consist of combinations of service to allow customers to place advertisements on different areas of its platform or website. For such arrangements, advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their stand-alone selling price for revenue recognition purposes. The estimation of stand-alone selling price involves significant judgment, especially for the deliverables that have not been sold separately. For those deliverables, the Group determines best estimate of the stand-alone selling price by taking into consideration of the pricing of advertising areas of the Group’s platform or website with similar popularities and advertisements with similar formats and quoted prices from competitors and other market conditions. The Group believes the estimation approach in stand-alone selling price and allocation of the transaction price on a relative stand-alone selling price to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented. Most of such contracts have all performance obligations completed within one year. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition. Contracts with customers of online advertising may require cooperation from third parties. The Group pays a predetermined portion of revenues earned from advertising contracts to the third parties such as key opinion leaders who participate in advertising and promotion activities by monetizing their social assets. The Group has determined that it is the principal in these transactions, as it has primary responsibility for fulfilling all the obligations related to advertising contracts. The Group has discretion in establishing pricing of the contracts and controls the advertising inventory before the delivery to customers. The Group records revenues derived from such contracts on a gross basis and the portion paid to the third parties is recognized as cost of revenues.

Revenues from barter transactions are recognized during the period in which the advertisements are displayed on the Group’s properties. Barter transactions in which physical goods or services are received in exchange for advertising services are recorded based on the fair values of the goods or services received.

Value-added services revenues

The Group generates value-added services revenues principally from fee-based services, mainly including membership and game-related services. Other value-added services revenues mainly include the revenues from the provision of traffic acquisition services to various customers. Revenues from these services are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.

Membership. Membership mainly includes a service package consisting of one performance obligation of providing user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

Game-related services. Game-related service revenues are mostly generated from the purchase of virtual items by game players through the Group’s platform, including items, avatars, skills, privileges or other in game consumables, features or functionality, within the games. The Group’s performance obligation is to provide on-going game services to players who purchased virtual items to gain an enhanced game-playing experience. Each virtual item is considered as a distinctive performance obligation. The Group collects payments from the game players in connection with the sale of virtual currency, which can be used to purchase virtual items in online games. For games co-operated with third party developers, revenue is recorded on a gross basis for games that the Group is acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which the Group is not acting as the principal in fulfilling all obligations. Sales of virtual currencies are recognized as revenues over the estimated lifespans of in-game virtual items. The estimated lifespans of different virtual items are determined by the management based on either the expected user relationship periods or the stipulated period of validity of the relevant virtual items depending on the respective term of virtual items. Virtual currency sold for game-related services in excess of recognized revenues is recorded as deferred revenues.

Cost of revenues

Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, revenue-share cost, advertisement production cost, labor cost and turnover taxes levied on the revenues, part of which were allocated from SINA. The Group is subject to 3% cultural business construction fees for its advertising and marketing revenues, which is included in cost of revenues. Starting from July 1 2019, the 3% cultural business construction fees was reduced to 1.5%, valid until December 31, 2024. Moreover, as part of the measures taken by the government to ease the negative impact from Covid-19 pandemic, the cultural business construction fees were exempted for the fiscal year of 2021 and restored to 1.5% since the fiscal year of 2022.

Sales and marketing expenses

Sales and marketing expenses consist mainly of online and offline advertising and promotional expenses, salary, benefits and commission expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses of promotions of corporate image and product marketing. The Group expenses all advertising and promotional expenses as incurred and classifies these expenses under sales and marketing expenses. Pursuant to the adoption of ASC 606, the recognition of revenues and expenses at fair value for advertising barter transactions has resulted in an increase of revenue and advertising expenses. For the nine months ended September 30, 2022 and 2023, the advertising and promotional expenses were US$230.0 million and US$206.6 million, respectively.

Product development expenses

Product development expenses consist mainly of payroll-related expenses and infrastructure costs incurred for enhancement to and maintenance of the Group’s platform, as well as costs associated with new product development and product enhancements, part of which were allocated from SINA. The Group expenses all costs incurred for the planning, post implementation phases of development and costs associated with repair or maintenance of the existing site or the development of platform content. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all product development costs have been expensed as incurred.

Stock-based compensation

All stock-based awards to employees and directors, such as stock options and restricted share units (“RSUs”), are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Group uses the Black-Scholes option pricing model to estimate the fair value of stock options. The determination of estimated fair value of stock-based payment awards on the grant date using an option pricing model is affected by the fair value of the Company’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and expected dividends, if any. Options granted generally vest over four years.

The Group recognizes the estimated compensation cost of restricted share units based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally four years for service-based restricted share units. The Group uses Monte Carlo simulation model to estimate the fair value of restricted share units with market conditions on the date of the grant and recognizes the estimated compensation cost, net of estimated forfeitures, over the estimated requisite service period. The Group also recognizes the compensation cost of performance-based restricted share units, net of estimated forfeitures, if it is probable that the performance condition will be achieved at the end of each reporting period.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting option and records stock-based compensation expense only for those awards that are expected to vest. See Note 7 Stock-based Compensation for further discussion on stock-based compensation.

Taxation

Income taxes. Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. The Group records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

Uncertain tax positions. To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Short-term investments

Short-term investments represent bank time deposits and wealth management products which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. Their original maturities are of greater than three months but less than one year. In accordance with ASC 825, Financial Instruments, for wealth management products with the interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and re-measured these investments at fair value. Changes in the fair value are reflected in the unaudited interim condensed consolidated statements of comprehensive income as interest income.

Credit losses

In 2016, the FASB issued ASC Topic 326, the guidance is applicable to accounts receivable and the Group adopted ASC Topic 326 on January 1, 2020. The Group makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable balances, credit-worthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for accounts receivable are recorded as general and administrative expenses on the consolidated statements of comprehensive income.

ASC Topic 326 is also applicable to the loans to and interest receivable from other related parties included in the prepaid expenses and other current assets on the unaudited interim condensed consolidated balance sheets. Management estimates the allowance for credit losses on loans and interest receivable not sharing similar risk characteristic on an individual basis. The key factors considered when determining the above allowances for credit losses include estimated loan collection schedule, discount rate, and assets and financial performance of the borrowers.

Fair value measurements

Financial instruments

All financial assets and liabilities are recognized or disclosed at fair value in the unaudited interim condensed consolidated financial statements on a recurring basis. Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group measures the equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For those investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge was recognized. The fair values of the Group’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The fair values of the Group’s long-term investments in the equity securities of publicly listed companies are measured using quoted market prices. The Group’s non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, are measured at fair value at the acquisition date or if they are determined to be impaired.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from SINA, accounts payable, accrued and other liabilities approximates fair value because of their short-term nature. See Note 12 Fair Value Measurement for additional information.

Long-term investments

Long-term investments are comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The Group uses the equity method to account for ordinary-share-equivalent equity investments on which it has significant influence but does not own a majority equity interest or otherwise control.

The Group measures investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the investments will be recognized in unaudited interim condensed consolidated statement of comprehensive income, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For equity investments without readily determinable fair value for which the Group has elected to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performances and business prospects of the investees; b) adverse changes in the general market condition affecting investees; c) adverse changes in regulatory, economic or technological environment of the investees and d) adverse changes in cash flow forecasts of investees. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles ASC 820 - Fair Value Measurement. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgement is applied by the Group in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, which are related to selection of comparable companies, valuation multiples, revenue growth rate of investees, scenario probability estimates and lack of marketability discounts.

Investments in entities which the Group can exercise significant influence and holds an investment in voting common shares or in-substance common shares (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investment — Equity Method and Joint Ventures. Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the unaudited interim condensed consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Business combination

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the unaudited interim condensed consolidated statements of comprehensive income.

Leases

The Group determines if an arrangement is a lease at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included in operating lease right-of-use assets, operating lease liabilities, short-term, and operating lease liabilities, long-term on the Group’s consolidated balance sheets. The Group has chosen to not recognize lease assets and lease liabilities for leases with a term of twelve months or less on the consolidated balance sheets.

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms at the lease commencement dates. The Group uses its incremental borrowing rate in determining the present value of lease payments. The incremental borrowing rate is a hypothetical rate based on the Group’s understanding of what interest the Group would pay in order to obtain a borrowing with an amount equivalent to the lease payments in a similar economic environment over the lease term on a collateralized basis from banks in China.

Certain lease agreements contain an option for the Group to renew a lease for a term agreed by the Group and the lessor or an option to terminate a lease earlier than the maturity dates. The Group considers these options, which may be elected at the Group’s sole discretion, in determining the lease term on a lease-by-lease basis. The Group’s lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Certain of the Group’s leases contain free or escalating rent payment terms. The Group’s lease agreements generally contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. The Group has chosen to combine payments for non-lease components with lease payments and accounted them together as a single lease component. Payments under the lease arrangements are primarily fixed. However, for arrangements accounted for as a single lease component, there may be variability in future lease payments as the amount of the non-lease components is typically revised from one period to the next.

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were US$25.6 million and US$29.9 million for the nine months ended September 30, 2022 and 2023, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries, consolidated VIEs and VIEs’ subsidiaries. The Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. The guidance provides option that the Group may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Group. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. For nine months ended September 30,2022 and 2023, no provision was recorded.

Intangible assets other than goodwill

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from three to ten years. Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.

Convertible debt and unsecured senior notes

The Group determines the appropriate accounting treatment of its convertible debt in accordance with the terms in relation to the conversion feature. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt.

The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense over the contractual life. The Group presented the issuance costs of debt as a direct deduction from the related debt during the periods presented.

The unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums, if any, issuance costs and other incidental fees, all of which are recorded as a direct deduction of the proceeds received from issuing the unsecured senior notes and the related accretion is recorded as interest expense in the unaudited interim condensed consolidated statement of comprehensive income over the estimated term using the effective interest method.

Deferred revenues

Deferred revenues consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as membership and virtual currency or in-game virtual items sold for game related services.

Non-controlling interests

For the Company’s majority-owned subsidiaries and VIE, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. To reflect the economic interest held by non-controlling shareholders, net income/loss attributable to the non-controlling ordinary shareholders is recorded as non-controlling interests in the Company’s unaudited interim condensed consolidated statements of comprehensive income. Non-controlling interests are classified as a separate line item in the equity section of the Company’s unaudited interim condensed consolidated balance sheets and have been separately disclosed in the Company’s unaudited interim condensed consolidated financial statements to distinguish the interests from that of the Company.

Foreign currency

The Company’s reporting currency and functional currency is the U.S. dollar. The Group’s operations in China and in international regions use their respective currencies as their functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues, costs and expenses. Translation gains and losses are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated, or substantially liquidated.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate prevailing on the transactions dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in other income, net.

Foreign currency translation adjustments included in the Group’s unaudited interim condensed consolidated statements of comprehensive income for the nine months ended September 30, 2022 and 2023 were losses of US$363.2 million and US$199.5 million, respectively. Net foreign currency transaction losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded were US$53.8 million and US$5.5 million for the nine months ended September 30, 2022 and 2023, respectively.

Net income per share

Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period, which include options to purchase ordinary shares, restricted share units and conversion of the convertible debt. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. The Group uses the two-class method to calculate net income per share though both classes share the same rights in dividends. Therefore, basic and diluted earnings per share are the same for both classes of ordinary shares.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”), the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and value-added services. Information regarding the business segments provided to the Group’s CODM is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially all located in the PRC and substantially the Group’s revenues are derived from within the PRC, no geographical information is presented.

Concentration of risks

Concentration of credit risk. Financial instruments that potentially subject the Group to a concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. In addition, with the majority of its operations in China, the Group is subject to RMB currency risk and offshore remittance risk, both of which have been difficult to hedge and the Group has not done so. The Group limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the US, PRC and Hong Kong, which are among the largest financial institutions with high ratings from internationally-recognized rating agencies, that management believes are of high credit quality. The Group periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2022 and September 30, 2023, the Group had US$2.5 billion and US$2.4 billion, respectively, in cash and cash equivalents and short-term investments, such as bank time deposits with large domestic banks in China. The terms of these deposits are, in general, up to twelve months. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Group’s deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Alibaba, as an advertiser, accounted for 5% and 5% of the Group’s total revenues for the nine months ended September 30, 2022 and 2023, respectively. No customer nor advertising agency accounted for 10% or more of the Group’s revenues. The Group’s top 10 advertising agencies contributed to 43% and 40% of the Group’s revenues for the nine months ended September 30, 2022 and 2023, respectively.

As of December 31, 2022 and September 30, 2023, substantially all accounts receivable were derived from the Group’s China operations. Excluding accounts receivable due from Alibaba and other related parties, accounts receivable primarily consist of amounts due from advertising agencies and direct customers. Alibaba accounted for 15% and 12% of the Group’s net accounts receivable as of December 31, 2022 and September 30, 2023, respectively.

Concentration of foreign currency risks. The majority of the Group’s operations were in RMB. As of December 31, 2022 and September 30, 2023, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was US$1,816.8 million and US$2,316.6 million, accounting for 57% and 84% of the Group’s total cash, cash equivalents and short-term investments balance at the respective dates. As of December 31, 2022 and September 30, 2023, the Group’s aggregate net accounts receivable balance (including accounts receivable due from third parties, Alibaba and other related parties) denominated in RMB was US$502.4 million and US$434.1 million, respectively, accounting for almost all of its net accounts receivable balance. As of December 31, 2022 and September 30, 2023, the Group’s current liabilities balance denominated in RMB was US$971.6 million and US$898.6 million, accounting for 80% and 52% of its total current liabilities balance. The decrease in proportion of total current liabilities in RMB in 2023 was mainly due to the US$800 million unsecured senior note, which is denominated in US dollar and will mature within one year. Accordingly, the Group may experience economic losses and negative impacts on earnings and equity, as well as translation risk, because of exchange rate fluctuations of the RMB against the U.S. dollars. Moreover, the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the necessary administrative procedures on timely basis to remit its RMB out of the PRC and convert it into foreign currency.

Recent accounting pronouncements

In June 2022, the FASB issued ASU No. 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sales Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Group is currently evaluating the impact from the updates on its consolidated financial statements.

3.	Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	As of
	December 31,	September 30,
	2022	2023

	(In thousands)
Cash and cash equivalents:
Cash	$2,690,768	$2,455,007

Short-term investments:
Bank time deposits	268,233	270,923
Wealth management products	212,195	43,706
Subtotal	480,428	314,629

Total cash, cash equivalents and short-term investments	$3,171,196	$2,769,636

The carrying amounts of cash, cash equivalents and short-term investments approximate fair value. Interest income was US$76.7 million and US$88.7 million for the nine months ended September 30,2022 and 2023, respectively, including US$62.2 million and US$75.8 million interest income from cash, cash equivalents and short-term investments for the periods presented. The maturity dates for the time deposits and wealth management products were within one year.

4.	Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The following sets forth the changes in the Group’s long-term investments:

	Equity Securities
	Without Readily		Equity Securities With
	Determinable Fair		Readily Determinable
	Values	Equity Method	Fair Values	Total

	(In thousands)
Balance at December 31, 2022	$196,579	$557,501	$239,550	$993,630
Investments made/transfers from prepayments	40,000	302,415	—	342,415
Loss from equity method investment, net	—	(5,716)	—	(5,716)
Dividend received from equity method investments	—	(771)	—	(771)
Disposal of investments	(3,463)	(14,250)	—	(17,713)
Reclassification of equity investment with readily determinable fair value to equity-method investment	—	153,407	(153,407)	—
Impairment on investments	(25,425)	—	—	(25,425)
Fair value change through earnings	7,027	—	10,567	17,594
Currency translation adjustment	(5,233)	(15,203)	—	(20,436)
Balance at September 30, 2023	$209,485	$977,383	$96,710	$1,283,578

For the nine months ended September 30, 2023, the Group invested in private high-tech companies totaling US$40.0 million, which were accounted for under investments without readily determinable fair values. The Group also invested US$302.4 million in companies, which mainly included US$230.8 million in INMYSHOW Digital Technology (Group) Co., Ltd. (“INMYSHOW”), and accounted these investments under equity method, for the nine months ended September 30, 2023. In March, 2023, the Group entered into certain share purchase agreement with an indirect subsidiary of SINA Corporation to purchase all equity interests in ShowWorld HongKong Limited, a shareholder of INMYSHOW. Immediately following this transaction and together with the Group’s existing shareholding in INMYSHOW, the Group hold in the aggregate approximately 26.57% of the total issued shares of INMYSHOW. Consequently, the Group reclassified its investment in INMYSHOW from equity securities with readily determinable fair values to equity-method.

The Group used measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Based on ASU 2016-01, entities that elect the measurement alternative will report changes in the carrying value of the equity investments in current earnings. If measurement alternative is used, changes in the carrying value of the equity investment will be recognized whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer, and impairment charges will be recorded when any impairment indicators are noted and the fair value is lower than the carrying value. The Group classifies the valuation techniques on investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

The following table summarizes the total carrying value of the equity investments accounted for under the measurement alternative as of September 30, 2023, including cumulative upward and downward adjustments made to the initial cost basis of the securities. The Group recorded US$25.4 million downward adjustment for the nine months ended September 30, 2023, which was resulted from impairment for equity investments accounted for under the measurement alternative in the period. The impairment mainly included a US$15.9 million impairment charge on an online education company and a US$7.0 million impairment charge on an e-commence company, due to their unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future.

Cumulative Results
(In thousands)
Initial cost basis	$698,997
Upward adjustments	92,737
Downward adjustments	(579,438)
Foreign currency translation	(2,811)
Total carrying value at September 30, 2023	$209,485

Investments in marketable equity securities are valued using the market approach based on the quoted prices in active markets at the reporting dates. The Group classified the valuation techniques that use these inputs as Level 1 of fair value measurements. The Group recorded US$45.3 million fair value loss, which was gross unrealized loss as of September 30, 2023, and the fair value of the marketable securities was US$96.7 million as of September 30, 2023.

The following table shows the carrying amount and fair value of the marketable securities:

		Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value

	(In thousands)
INMYSHOW	$81,385	$62,952	$—	$144,337
Didi	142,000	—	(46,787)	95,213
December 31, 2022	$223,385	$62,952	$(46,787)	$239,550

Didi	$142,000	$—	$(45,290)	$96,710
September 30, 2023	$142,000	$—	$(45,290)	$96,710

The Group recorded a fair value change gain of US$9.1 million in INMYSHOW and US$1.5 million in Didi for the nine months ended September 30, 2023. Didi has officially delisted from NYSE in June 2022 and instead to trade under the “DIDIY” ticker on the OTC exchange. The Group continues to record the investment in Didi under equity securities with readily determinable fair values.

5.	Leases

The Group has operating leases primarily for land-use rights and office spaces in China. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included in operating lease right-of-use assets, operating lease liabilities, short-term, and operating lease liabilities, long-term on the Group’s unaudited interim condensed consolidated balance sheets. The Group has chosen to not recognize lease assets and lease liabilities for leases with a term of twelve months or less on the unaudited interim condensed consolidated balance sheets.

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms at the lease commencement dates. The Group uses its incremental borrowing rate in determining the present value of lease payments. The incremental borrowing rate is a hypothetical rate based on the Group’s understanding of what interest the Group would pay in order to obtain a borrowing with an amount equivalent to the lease payments in a similar economic environment over the lease term on a collateralized basis from banks in China.

Certain lease agreements contain an option for the Group to renew a lease for a term agreed by the Group and the lessor or an option to terminate a lease earlier than the maturity dates. The Group considers these options, which may be elected at the Group’s sole discretion, in determining the lease term on a lease-by-lease basis. The Group’s lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Certain of the Group’s leases contain free or escalating rent payment terms. The Group’s lease agreements generally contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. The Group has chosen to combine payments for non-lease components with lease payments and accounted them together as a single lease component. Payments under the lease arrangements are primarily fixed. However, for arrangements accounted for as a single lease component, there may be variability in future lease payments as the amount of the non-lease components is typically revised from one period to the next. Additionally, certain lease agreements with SINA before year 2023 contain variable payments, which are determined based on actual SINA headquarters spaces occupied by the Group and are expensed as incurred and not included in the operating lease assets and liabilities.

The components of lease cost for the nine months ended September 30, 2022 and 2023 were as follows:

	Nine Months Ended September 30,
	2022	2023

	(In thousands)
Operating lease cost	$10,468	$11,938
Short-term lease cost	1,873	2,878
Variable lease cost	4,186	—
Total lease cost	$16,527	$14,816

Other information related to leases was as follows:

	Nine Months Ended September 30,
	2022	2023

	(In thousands)
Supplemental Cash Flows Information:
Cash paid for amounts included in the measurement of lease liabilities:
Cash paid for operating leases	$(10,165)	$(9,519)
Operating lease assets obtained in exchange for operating lease liabilities	$18,712	$1,315

Maturities of lease liabilities under operating leases as of September 30, 2023 were as follows:

Twelve Months Ended September 30,	(In thousands)
2024	$12,175
2025	12,666
2026	11,594
2027	4,789
2028	2,342
Thereafter	25,575
Total future payments for recognized leasing assets	$69,141
Less: Imputed interest	15,281
Total lease liabilities	$53,860

As of September 30,2023, operating leases recognized in lease liabilities have average remaining lease terms of 10.4 years and weighted-average discount rate of 5%. As of September 30, 2023, the Group had no lease contract that has been entered into but not yet commenced.

6.	Goodwill, Intangible Assets and Acquisitions

There was no acquisition during the nine months ended September 30, 2022 and 2023.

The following sets forth the changes in the Group’s goodwill by segment:

	Advertising &	Value-added
	Marketing	services	Total

	(In thousands)
Balance as of December 31, 2022	$77,161	$42,990	$120,151
Currency translation adjustment	(4,198)	(2,339)	(6,537)
Balance as of September 30, 2023	$72,963	$40,651	$113,614

The Group performed a goodwill impairment assessment on the Group’s goodwill arising from previous acquisitions, taking into consideration of the events and circumstances listed in ASC350 Intangibles - Goodwill and Other, including consideration of macroeconomic factors, industry and market conditions, share price of the Company, and overall financial performance, in addition to other entity-specific factors. The Group estimated the fair value of the two operating segments - advertising and marketing services and value-added services respectively based on the income approach, which considered a number of factors involving judgements, including expected future cash flows and discount rate. The Group concluded that there was sufficient headroom. According to the conclusion of the impairment assessment, no impairment provision was recorded for the nine months ended September 30, 2023.

The decrease of the balance in the nine months ended September 30, 2023 was mainly due to the depreciation of the Renminbi against the U.S. dollar and was reflected in currency translation adjustment in the unaudited interim condensed consolidated financial statements.

The following table summarizes the Group’s intangible assets arising from acquisitions:

	As of December 31, 2022			As of September 30, 2023
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	(In thousands)			(In thousands)
Game related	$140,328	$(30,029)	$110,299	$132,758	$(38,842)	$93,916
Technology	2,808	(2,596)	212	2,655	(2,539)	116
Trademark and Domain name	12,892	(4,280)	8,612	12,191	(5,001)	7,190
Others	13,045	(7,096)	5,949	12,335	(8,743)	3,592
Total	$169,073	$(44,001)	$125,072	$159,939	$(55,125)	$104,814

The amortization expense for the nine months ended September 30, 2022 and 2023 was US$16.7 million and US$13.9 million, respectively. As of September 30, 2023, estimated amortization expenses for future periods are expected as follows:

Twelve Months Ended September 30,	(In thousands)
2024	$17,924
2025	15,127
2026	14,327
2027	14,122
2028	13,947
Thereafter	29,163
Total expected amortization expense *	$104,610
*	The table above excludes US$0.2 million of indefinite-lived intangible assets which was included in the category of others.

7.	Stock-Based Compensation

In March 2014, the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”), which included the remaining 4.6 million shares from the terminated 2010 Share Incentive Plan, plus an additional 1.0 million shares. On January 1, 2015, shares in the 2014 Plan, which has a term life of ten years, were allowed a one-time increase in the amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014. In March 2023, the Company adopted the 2023 Share Incentive Plan (the “2023 Plan”), which included the sum of 10,000,000 shares and all ordinary shares reserved but unissued as of February 28, 2023 under the 2014 Plan. Each share in the 2014 Plan pool and 2023 Plan pool allows for a grant of a restricted share unit or option share. The Company intends to use such share incentive plan to attract and retain employee talents. Stock-based compensation related to the grants is amortized generally over four years on a straight-line basis (generally one year for performance-based restricted shares).

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Nine Months Ended September 30,
	2022*	2023*

	(In thousands)
Cost of revenues	$7,597	$7,082
Sales and marketing	15,224	12,969
Product development	44,520	40,362
General and administrative	20,995	18,970
	$88,336	$79,383
*

Excluded non-cash stock-based compensation of US$7.5 million and US$6.7 million to SINA employees charged through Amount due from SINA for the nine months end September 30, 2022 and 2023, respectively.

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2022	3,563
Addition	10,000
Granted*	(3,945)
Cancelled/expired/forfeited	268
September 30, 2023	9,886

*     During the nine months ended September 30, 2023, 1.7 million restricted share units and 2.2 million options were granted under the 2023 Plan.

Stock Options

The following table sets forth a summary of option activities under the Company’s stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2022	3,019	$22.51	6.0	$—
Granted	2,177	$10.34
Exercised	—	$—
Cancelled/expired/forfeited	(63)	$23.36
September 30, 2023	5,133	$14.59	5.9	$18,829

Vested and expected to vest as of September 30, 2023	4,710	$11.62	6.2	$17,026
Exercisable as of September 30, 2023	1,237	$23.48	5.1	$—

The total intrinsic value of options exercised for the nine months ended September 30, 2023 was nil. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2022 and September 30, 2023 was US$19.12 and US$12.54, respectively. Cash received from the exercise of stock options during the nine months ended was nil for both September 30, 2022 and 2023. As of September 30, 2023, unrecognized compensation cost (adjusted for estimated forfeitures) was US$33.8 million, which was related to non-vested stock options granted to the Company’s employees and directors. This cost is expected to be recognized over a weighted-average period of 6.2 years.

Information regarding stock options outstanding at September 30, 2023 is summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise Prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(In thousands)		(In thousands)		(In years)
$3.87	2,172	$3.87	—	$—	6.8
$32.68	336	$32.68	250	$32.68	3.9
$21.15	2,625	$21.15	987	$21.15	5.5
	5,133	$14.59	1,237	$23.48	5.9

Restricted Share Units

Summary of Performance-Based Restricted Share Units with Market Condition

The following table sets forth a summary of performance-based restricted share unit with market condition activities:

		Weighted-
		Average
	Shares	Grant Date
	Granted	Fair Value
	(In thousands)
December 31, 2022	1,640	$8.43
Awarded	1,640	$9.66
Vested	—	$—
Cancelled	—	$—
September 30, 2023	3,280	$9.04

As of September 30, 2023, unrecognized compensation cost (adjusted for estimated forfeitures) was US$5.6 million, which was related to non-vested performance-based restricted share units with market condition granted to the Company’s employees and directors. The cost is expected to be recognized over a weighted-average period of 0.4 years. No share was vested during the nine months ended September 30, 2023.

Summary of Service-Based Restricted Share Units

The following table sets forth a summary of service-based restricted share unit activities:

		Weighted-
		Average
	Shares	Grant Date
	Granted	Fair Value
	(In thousands)
December 31, 2022	5,110	$43.71
Awarded	128	$17.95
Vested	(2,062)	$43.40
Cancelled	(205)	$39.10
September 30, 2023	2,971	$43.17

As of September 30, 2023, unrecognized compensation cost (adjusted for estimated forfeitures) was US$100.9 million, which was related to non-vested service-based restricted share units granted to the Company’s employees and directors. This cost is expected to be recognized over a weighted-average period of 1.9 years. The total fair value based on the vesting date of the restricted share units vested was US$89.5 million for the nine months ended September 30, 2023.

8.	Other Balance Sheet Components

	As of
	September 30,	December 31,	September 30,
	2022	2022	2023

	(In thousands)
Accounts receivable, net:
Due from third parties		$416,125	$384,353
Due from Alibaba		75,347	52,307
Due from other related parties		49,151	38,870
Total gross amount		$540,623	$475,530

Allowance for credit losses:
Balance at the beginning of the year/period	$(42,650)	(42,650)	(38,180)
Additional provision charged to expenses, net	(3,940)	(4,440)	(7,255)
Write-off	10,085	8,910	3,974
Balance at the end of the year/period	$(36,505)	(38,180)	(41,461)
		$502,443	$434,069
Prepaid expenses and other current assets:
Rental and other deposits		$1,583	$1,605
Deductible value-added taxes		3,865	6,387
Investment prepayment		30,938	31,531
Proceeds receivable from disposal of investments		13,371	14,014
Loans to and interest receivable from other related parties (1) (Note 10)		110,000	100,000
Loans to and interest receivable from third parties (1)		136,683	122,393
Advertising prepayment		9,126	9,267
Prepayment to outsourced service providers		3,479	3,296
Amounts deposited by users (2)		52,216	51,809
Content fees		15,859	19,917
Others		14,382	14,721
		$391,502	$374,940

Property and equipment, net:
Office building		$196,223	$185,547
Office building related facilities		3,298	3,119
Computers and equipment		228,599	202,877
Leasehold improvements		13,064	12,722
Furniture and fixtures		8,139	7,747
Others		17,733	18,126
Property and equipment, gross		467,056	430,138
Accumulated depreciation		(217,503)	(213,373)
		$249,553	$216,765

Other non-current assets
Investment related deposits (3)		$373,252	$311,090
Loans to and interest receivable from a related party(1) (Note 10)		454,912	338,386
Deferred tax assets		39,989	45,735
Others		30,269	51,579
		$898,422	$746,790

Accrued and other liabilities (4):
Payroll and welfare		$156,274	$157,437
Marketing expenses		74,093	59,180
Sales rebates		266,455	202,731
Professional fees		8,836	7,175
VAT and other tax payable		51,037	57,755
Amounts due to users (2)		52,216	51,809
Payable to SINA for the acquisition of the equity of STC (5) (Note 10)		218,402	—
Unpaid consideration for acquisition		687	455
Unpaid consideration for investment		4,320	1,926
Proceeds received in advance from disposal of investment		14,496	13,022
Interest payable for convertible debt, unsecured senior notes and long-term loans		28,257	15,282
Listing expenses payable		933	914
Others		37,978	29,845
		$913,984	$597,531
(1)	Loans to related parties and third parties incurred for the nine months ended September 30, 2022 and 2023 were non-trade in nature.

(2)

Weibo wallet enables users to conduct interest-generation activities on Weibo, such as handing out “red envelopes” and coupons to users and purchase different types of products and services on Weibo, including those offered by the Group, such as marketing services and membership, and those offered by Weibo’s platform partners, such as e-commerce merchandises, financial products and virtual gifts. Amounts deposited by users primarily represent the receivable temporarily held in Weibo’s account on a third party online payment platform for Weibo wallet users. Amounts due to users represent the balances that are payable on demand to Weibo wallet users and therefore are reflected as current liability on the unaudited interim condensed consolidated balance sheets.

(3)

As of September 30, 2023, investment related deposits primarily included US$144.7 million in a game company. These non-current assets will be transferred to long-term investment when the legal procedures are completed.

(4)	Include amounts due to third parties, employees, related parties (Note 10) and Weibo wallet users.
(5)

On December 23, 2022, Weibo Hong Kong Limited, the Company’s wholly owned subsidiary, entered into certain agreement for the sale and purchase of 100% of the equity interest of Sina.com Technology (China) Co., Ltd., with SINA Hong Kong Limited, a wholly owned subsidiary of Sina Corporation, pursuant to which Weibo Hong Kong Limited agrees to purchase all equity interests in Sina.com Technology (China) Co., Ltd., a wholly-owned subsidiary of SINA Hong Kong Limited and the owner of SINA Plaza in Beijing, China, for an aggregate consideration of approximately US$218.4 million (RMB1.5 billion). The acquisition date was December 31, 2022 and the Group settled the payment for the consideration in the first quarter of 2023.

9.	Income Taxes

The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions—the PRC and Hong Kong.

The Group’s income/loss before income taxes is as follows:

	Nine Months Ended September 30,
	2022	2023

	(In thousands, except percentage)
Loss from non-China operations	$(423,940)	$(140,608)
Income from China operations	412,646	482,128
Total income (loss) before income tax expenses	$(11,294)	$341,520
Income tax expense (benefits) applicable to non-China operations	$(16,024)	$1,446
Income tax expense applicable to China operations	65,002	71,263
Total income tax expenses	$48,978	$72,709
Effective tax rate for China operations	15.8%	14.8%
Effective tax rate for the Group	(433.7)%	21.3%

The Company generated the majority of its operating income from PRC operations and has recorded income tax provision for the periods presented. The Group’s income (loss) from non-China operations mainly included stock-based compensation, fair value changes through earnings on investments and investment related impairment recorded by the Group’s non-China subsidiaries. The Group’s non-China operations have recognized US$16.0 million reversal of previously recognized deferred tax charges during the nine months ended September 30, 2022, which mainly related to fair value change of investments, as well as a US$1.4 million deferred tax charges during the nine months ended September 30, 2023.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment. Preferential tax treatments will be granted to companies conducting businesses in certain encouraged sectors and to entities qualified as “software enterprise”, “key software enterprise” (“KSE”) and/or “high and new technology enterprise” (“HNTE”). Weibo Technology, the Group’s WFOE, was qualified as a “software enterprise” in 2020, it will not enjoy a reduced tax rate for its “software enterprise” status as it has been five years since its first profitable year of 2015 and it has already benefited from the preferential tax treatment of “software enterprise” status from 2015 to 2019. Weibo Technology was also granted the HNTE status for the fiscal years from 2017 to 2023, which entitled the qualified entity a preferential tax rate of 15% in 2022 and 2023. Its qualification as a HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. In addition, certain of the Group’s other PRC entities are also qualified as a “software enterprise”, and/or HNTE, and currently enjoy the respective preferential tax treatments.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the “R&D Deduction”). The State Taxation Administration of the PRC (“STA”) announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2020. The deadline for enjoying this preferential R&D deduction policy was extended to December 31, 2023 as announced in March 2021 by STA. In March 2023, the STA announced that enterprises engaging in research and development activities would be entitled to claim 200% of their research and development expenses as R&D Deduction since January 1, 2023.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should Weibo be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25%.

The EIT Law also imposes a withholding income tax rate of 10% on dividends distributed by a WFOE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006 and subsequent amendments, dividends paid by a WFOE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the WFOE).

The operations of the Group’s WFOE in China are invested and held by Weibo HK. If the Company is regarded as a PRC non-resident enterprise and Weibo HK is regarded as a PRC resident enterprise, Weibo HK may be required to pay a 10% withholding tax on any dividends payable to the Company. Under such circumstances, if Weibo HK is deemed to be a “PRC resident enterprise”, the dividends distributed from Weibo Technology to Weibo HK is not subject to dividend withholding tax. Also, Weibo HK would be subject to PRC enterprise income tax on at a rate of 25%. If the Company and Weibo HK is regarded as a PRC non-resident enterprise and subject to specific conditions, Weibo Technology may be allowed to pay a 5% withholding tax for any dividends payable to Weibo HK.

10.	Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and affiliates under common control.

Alibaba	Strategic partner and significant shareholder of the Company.

During the nine months ended September 30, 2022 and 2023, the Group entered in to a series of one-year loan agreements with SINA pursuant to which SINA is entitled to borrow from the Group to facilitate SINA’s business operations. SINA has withdrawn a total of US$830.8 million and US$830.0 million from the Group and repaid US$832.4 million and US$803.4 million to the Group during the nine months ended September 30, 2022 and 2023, respectively. As of December 31, 2022 and September 30, 2023, the loans to and interest receivable from SINA were US$420.4 million and US$429.0 million, respectively.

The following sets forth significant related party transactions with the Group:

	Nine Months Ended September 30,
	2022	2023

	(In thousands)
Transactions with SINA
Revenue billed through SINA	$37,273	$30,933
Revenue from services provided to SINA	25,872	17,670
Total	$63,145	$48,603

Costs and expenses allocated from SINA(1)	$36,010	$27,960
Interest income on loans to SINA	$11,501	$11,204

Transactions with Alibaba
Advertising and marketing revenues from Alibaba – as an advertiser	$64,701	$66,717
Advertising and marketing revenues from Alibaba – as an agent	$223	$—
Services provided by Alibaba	$26,567	$17,754
(1)	Costs and expenses allocated from SINA represented the charges for certain services provided by SINA’s affiliates and charged to the Group using actual cost allocation based on proportional utilization (Note 1). In addition to the allocated costs and expenses, SINA also billed US$27.7 million and US $16.2 million for other costs and expenses incurred by Weibo but paid by SINA for the nine months ended September 30, 2022 and 2023, respectively. During the nine months ended September 30, 2022 and 2023, Weibo allocated US$0.2 million and US$7.2 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments, respectively.

The following table sets forth the details of the revenues from SINA by advertising and marketing revenues and value-added services revenues for the periods specified.

	Nine Months Ended September 30,
	2022	2023

	(In thousands)
Transactions with SINA
Advertising and marketing revenues	$47,979	$33,051
Value-added services revenues	15,166	15,552
Total	$63,145	$48,603

The following sets forth related party outstanding balance:

	As of
	December 31,	September 30,
	2022	2023

	(In thousands)
Amount due from SINA(2)	$487,117	$497,108
Payable to SINA for the acquisition of the equity of STC (Note 8)	$218,402	$—
Accounts receivable due from Alibaba	$75,347	$52,307

Loans to and interest receivable (3) (4)
-Company A (an investee providing online brokerage services)	$110,000	$100,000
-Company B (an investee in real estate business)	454,912	338,386
Total	$564,912	$438,386
(2)	The Group uses amount due from/to SINA to settle balances arising from cost and expenses allocated from SINA based on proportional utilization, other expenditures incurred by Weibo business but paid by SINA, transactions with third-party customers and suppliers settled through SINA, as well as business transactions between Weibo and SINA. As of December 31, 2022 and September 30, 2023, the amount due from SINA also included loans to and interest receivable from SINA of US$420.4 million and US$429.0 million at an annual interest rate ranging from 1.0% to 4.0% of maturity within one year, respectively.
(3)	The annual interest rates of the loans were ranging from 4.0% to 6.5% and the maturities of all loans were up to four years.
(4)	The Group estimates the allowance for credit losses on loans and interest receivables not sharing similar risk characteristic on an individual basis. The key factors considered when determining the above allowances for credit losses include the estimated loan collection schedule, discount rate, and assets and financial performance of the borrowers. For the nine months ended September 30, 2022 and 2023, the Group recognized nil and a reversal of US$2.3 million credit losses on loans to and interest receivable from other related parties, respectively.

Other related parties mainly include investee companies on which SINA or Weibo has significant influence. These investees are generally high-tech companies operating in different internet-related business. For the nine months ended September 30, 2022 and 2023, advertising and marketing revenues generated from other related parties were US$33.0 million and US$24.4 million, value-added services revenues generated from other related parties were US$6.5 million and US$1.1 million, and cost and expenses were US$24.5 million and US$21.4 million respectively. As of December 31, 2022 and September 30, 2023, other related parties accounted for outstanding balances of net accounts receivable of US$48.6 million and US$38.9 million, accounts payable of US$21.7 million and US$26.9 million, and accrued and other liabilities of US$6.6 million and US$6.6 million, respectively.

11.	Net Income (loss) per Share

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the nine months ended September 30, 2022 and 2023, options to purchase ordinary shares and RSUs of nil and 2.5 million were recognized as dilutive factors and included in the calculation of diluted net income per share, respectively. For the nine months ended September 30, 2022 and 2023, options and RSUs which were anti-dilutive and excluded from the calculation of diluted net income per share were 5.5 million and 6.5 million, respectively. For the nine months ended September 30, 2022, 6.8 million shares convertible from the convertible debt were anti-dilutive and excluded from the calculation of diluted net income per share.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Nine Months Ended September 30,
	2022	2023

	(In thousands, except per share data)
Basic net income (loss) per share calculation:
Numerator:
Net income (loss) attributable to Weibo’s shareholders	$(56,361)	$259,368
Denominator:
Weighted average ordinary shares outstanding	235,543	235,307
Basic net income (loss) per share attributable to Weibo’s shareholders	$(0.24)	$1.10

Diluted net income (loss) per share calculation:
Numerator:
Net income (loss) attributable to Weibo’s shareholders for calculating diluted net income per share	$(56,361)	$259,368
Denominator:
Weighted average ordinary shares outstanding	235,543	235,307
Effects of dilutive securities
Stock options	—	4
Unvested restricted share units	—	2,506
Shares used in computing diluted net income per share attributable to Weibo’s shareholders	235,543	237,817
Diluted net income (loss) per share attributable to Weibo’s shareholders	$(0.24)	$1.09

12.	Fair Value Measurement

The following table summarizes, for assets measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2022 and September 30, 2023:

	Fair Value Measurements
		Quoted Prices in
		Active Market	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

	(In thousands)
As of December 31, 2022:
Wealth management products *	$212,195	$—	$212,195	$—
Equity securities with readily determinable market value **	239,550	239,550	—	—
Total	$451,745	$239,550	$212,195	$—

As of September 30, 2023:
Wealth management products *	$43,706	$—	$43,706	$—
Equity securities with readily determinable market value **	96,710	96,710	—	—
Total	$140,416	$96,710	$43,706	$—

*Included in short-term investments on the Group’s unaudited interim condensed consolidated balance sheets.

**Included in long-term investments on the Group’s unaudited interim condensed consolidated balance sheets.

Recurring

The Group measures short-term investments and equity securities with readily determinable fair values on a recurring basis. The fair value of the Group’s equity securities with readily determinable fair values are determined based on the quoted market price (Level 1). The fair value of the Group’s short-term investments are determined based on the quoted market price for similar products (Level 2).

Non-recurring

For those equity investments without readily determinable fair value, the Group measures them at market value when observable price changes are identified or impairment charges are recognized. The market values of the Group’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements. The Group measures equity method investments at fair value on a non-recurring basis only if an impairment charge is recognized.

Certain privately held investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the investees’ financial performance, assumptions about future growth, and future financing plan, with impairment charges incurred and recorded in earnings for the period then ended. For the nine months ended September 30, 2022 and 2023, US$32.6 million and US$25.4 million impairment charges were recorded for those equity investments without readily determinable fair values.

The Group’s non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, are measured at fair value only if they were determined to be impaired. In accordance with the Group’s policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill by reporting unit annually. The Group recognized no impairment charge of goodwill arising from previous acquisitions for the nine months ended September 30, 2022 and 2023, respectively. The Group recognized US$10.2 million and nil impairment charge of intangible assets arising from previous acquisitions for the nine months ended September 30, 2022 and 2023, respectively.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from SINA, accounts payable, accrued and other liabilities approximates fair value because of their short-term nature.

13.	Convertible Debt, Unsecured Senior Notes and Long-term Loans

In October 2017, the Company issued US$900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes due on November 15, 2022 (“2022 Notes”) at par. The net proceeds received by the Company from the issuance of the 2022 Notes were US$879.3 million, net of issuance cost of US$20.7 million. The Company pays cash interest at an annual rate of 1.25%, payable semiannually in arrears on May 15 and November 15 of each year, beginning May 15, 2018. The issuance costs of the 2022 Notes are being amortized to interest expenses over the contractual life. The 2022 Notes related interest expenses were US$11.5 million for the nine months ended September 30, 2022. The Company has repaid all outstanding principal amount and accrued interest expenses of 2022 Notes in November 2022.

In July 2019, the Company issued US$800 million in aggregate principal amount of unsecured senior notes due on July 5, 2024 (“2024 Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2024 Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The net proceeds to the Company from the issuance of the 2024 Notes were US$793.3 million, net of issuance cost of US$6.7 million. The issuance costs of the 2024 Notes are being amortized to interest expenses over the contractual life. The 2024 Notes related interest expenses were US$22.0 million for both of the nine months ended September 30, 2022 and 2023.

In July 2020, the Company issued US$750 million in aggregate principal amount of unsecured senior notes due on July 8, 2030 (“2030 Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2030 Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. The net proceeds to the Company from the issuance of the 2030 Notes were US$740.3 million, net of issuance cost of US$9.7 million. The issuance costs of the 2030 Notes are being amortized to interest expenses over the contractual life. The 2030 Notes related interest expenses were US$19.7 million for both of the nine months ended September 30, 2022 and 2023.

On August 22, 2022, the Company signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers. The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. The term and revolving loans under this facility are priced at 128 basis points over Term SOFR (the applicable reference rate). As of the date of this report, the Company has fully withdrawn the US$900 million term loan and partially withdrawn US$5 million revolving facility (“2027 Loans”). The Company used the proceeds from the term loan to refinance of existing indebtedness, general corporate purposes and payment of transaction related fees and expenses. For the nine months ended September 30, 2022 and 2023, the Group recognized nil and US$46.1 million interest expenses for the 2027 Loans.

14.	Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates. For the nine months ended September 30, 2022 and 2023, the Group recorded US$16.5 million and US$14.8 million lease expense, respectively. Based on the current rental lease agreements, future minimum lease payments commitments as of September 30, 2023 were as follows:

		Less than One	One to	Three to	More than
Operating lease commitments	Total	Year	Three Years	Five Years	Five Years

	(In thousands)
As of September 30, 2023	$69,141	$12,175	$24,260	$7,131	$25,575

Purchase commitments mainly include minimum commitments for marketing activities and internet connection. Purchase commitments as of September 30, 2023 were as follows:

		Less than One	One to	Three to	More than
Purchase commitments	Total	Year	Three Years	Five Years	Five Years

	(In thousands)
As of September 30, 2023	$897,871	$879,555	$17,747	$462	$107

2024 Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of US$800 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.50%, which will mature on July 5, 2024. 2030 Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of US$750 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.375%, which will mature on July 8, 2030. 2027 loans represent future estimated commitment relating to the principal amount and interests in connection with the issuance of US$900 million term loan and US$5 million revolving facility, bearing annual rate at 128 basis points over Term SOFR as of September 30, 2023, which will mature on August 22, 2027. Other commitments as of September 30, 2023 were as follows:

		Less than One	One to	Three to	More than
Other commitments	Total	Year	Three Years	Five Years	Five Years

	(In thousands)
2024 Notes	$828,000	$828,000	$—	$—	$—
2030 Notes	927,187	25,313	50,625	50,625	800,624
2027 Loans	1,143,177	60,539	121,079	961,559	—
Total	$2,898,364	$913,852	$171,704	$1,012,184	$800,624

There are uncertainties regarding the legal basis of the Group’s ability to operate an Internet business in China. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, the existing regulations are unclear as to which specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Group may be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

There are no claims, lawsuits, investigations or proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material impact on the Group’s financial statements.

15.	Redeemable Non-controlling Interests

In the fourth quarter of 2020, the Group entered into a series of share purchase agreements with then existing shareholders of Shanghai Jiamian Information Technology Co., Ltd. (“JM Tech”) to acquire the majority of the company’s equity interest. The Group agreed to redeem the non-controlling interests held by founders and CEO of the company under certain circumstances during the following years subsequent to the acquisition. The Group determined that the non-controlling interest with redemption rights should be classified as redeemable non-controlling interest since they are contingently redeemable upon the occurrence of certain conditional events, which are not solely within the control of the Group.

The redeemable non-controlling interests is recognized at fair value on the acquisition date. The Group records accretion on the redeemable non-controlling interest to the redemption value over the period from the date of the acquisition to the date of earliest redemption. The accretion using the effective interest method, is recorded as deemed dividends to preferred shareholders, which reduce retained earnings and equity classified non-controlling interests, and earnings available to common shareholders in calculating basic and diluted earnings per share.

The process of adjusting redeemable non-controlling interests to its redemption value (the “Mezzanine Adjustment”) should be performed after attribution of the subsidiary’s net income or loss pursuant to ASC 810, Consolidation. The carrying amount of redeemable non-controlling interests will equal the higher of the amount resulting from application of ASC 810 or the amount resulting from the Mezzanine Adjustment. As the expected redemption value is less than the carrying value of redeemable non-controlling interests, there is nil mezzanine adjustment recognized for the nine months ended September 30, 2022.

Pursuant to the agreements between the Group and the founders who are also employees of JM Tech, the founders are required to be in employment during the following two years until December 31, 2022 to be entitled to their proportionate share in JM Tech’s existing and future retained earnings during the period. Such entitlement will automatically be forfeited upon the termination of their employment during the period. The Company considered this arrangement as certain economic interests associated with the founders’ non-controlling interest in JM Tech until December 31, 2022. Therefore, the Company recognized compensation costs for the founders’ share of JM Tech’s retained earnings with the credit increasing non-controlling interest and redeemable non-controlling interest. During the nine months ended September 30, 2022, US$15.6 million compensation costs were recognized, of which US$14.2 million was recorded to increase redeemable non-controlling interest. As of December 31, 2022, the management of the Company had assessed the performance of JM Tech since the acquisition date and concluded that JM Tech did not meet the performance conditions defined in the share purchase agreements, which entitles the founders and CEO of JM Tech their proportionate share in the retained earnings during the period. Thus, the Group has reversed the accumulated US$36.2 million compensation costs related to JM Tech’s retained earnings recognized during the period, of which US$31.9 million was recorded to reduce redeemable non-controlling interest and US$4.3 million was recorded to reduce non-controlling interest.

The reduction in redeemable non-controlling interest led to the carrying value below the redemption amount, therefore, accretion to redeemable non-controlling interests amounting US$ 8.2 million was recorded for the nine months ended September 30, 2023. The founders could redeem certain percentage of shares at a higher price if they are still in employment during the effective redemption period defined in the share purchase agreement since 2023. The higher price is deemed as compensation cost to the founders with a credit to redeemable non-controlling interests. For the nine-month ended September 30, 2023, US$ 8.3 million compensation costs was recognized.

16.	Dividends

In May, 2023, the Company’s board of directors approved a special cash dividend of US$0.85 per ordinary share and ADS, to the holders of ordinary shares and ADSs, respectively, as of the close of business on June 26, 2023. Dividends are recognized when declared. The aggregate amount of the special dividend was approximately US$200.1 million and paid in July, 2023.

17.	Subsequent events

In November 2023, the board of directors of the Company authorized the Company to offer convertible senior notes (the “notes”) up to a certain aggregate principal amount in a capital markets transaction, subject to market conditions. The net proceeds from the notes will be used as set forth in the applicable offering documents. The conversion rate of the notes and other terms of the notes have not been finalized and will be determined at the time of the offerings.